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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                 Urologix, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    917273104
                                 (CUSIP Number)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                       13G

CUSIP NO.  917273104


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Wells Fargo & Company
            Tax Identification No. 41-0449260

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                               (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER OF          (5)  SOLE VOTING POWER
SHARES
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH

9)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


10)       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES

11)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            Less than 5%

12)       TYPE OF REPORTING PERSON

            HC


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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

DISCLAIMER: Information in this Schedule 13G is provided solely for the purpose of complying with Sections 13(d) and 13(g) of the Act and regulations promulgated thereunder, and is not to be construed as an admission that Wells Fargo & Company or any of its subsidiaries is the beneficial owner of the securities covered by this Schedule 13G for any purpose whatsoever.

Item 1(a)  Name of Issuer:

           Urologix, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:

           14405 21st Avenue North
           Minneapolis, MN  55447

Item 2(a)  Name of Person Filing:

           Wells Fargo & Company

Item 2(b)  Address of Principal Business Office:

           Wells Fargo & Company
           420 Montgomery Street
           San Francisco, CA  94104

Item 2(c)  Citizenship:

           Delaware

Item 2(d)  Title of Class of Securities:

           Common Stock

Item 2(e)  CUSIP Number:

           917273104

Item 3 The person filing is a parent holding company in accordance with 240.13d-1(b)(1)(ii)(G)

Item 4     Ownership:

           See Items 5-11 of the cover page. Information as of December 31, 2002.

Item 5     Ownership of Five Percent or Less of a Class:

           If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be beneficial owners of more than five percent of the class of securities, check the following [X].


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Item 6     Ownership of More than Five Percent on Behalf of Another
           Person:

           Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

           See Attachment A.

Item 8     Identification and Classification of Members of the Group:

           Not applicable.

Item 9     Notice of Dissolution of Group:

           Not applicable.

Item 10    Certification:

           By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.
---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  February 10, 2003

WELLS FARGO & COMPANY


By:  /s/ Laurel A. Holschuh
     ---------------------------------------------
         Laurel A. Holschuh, Senior Vice President
          and Secretary


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                                  ATTACHMENT A
                                  ------------

The Schedule 13G to which this attachment is appended is filed by Wells Fargo & Company on behalf of the following subsidiaries:

         Peregrine Capital Management, Inc. (1)
         Wells Fargo Bank, National Association (2)
         Wells Fargo Bank Iowa, National Association (2)
         Wells Fargo Bank Minnesota, National Association (2)

------------------

(1) Classified as a registered investment advisor in accordance with Regulation 13d-1(b)(1)(ii)(E).
(2)      Classified as a bank in accordance with Regulation 13d-1(b)(1)(ii)(B).



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